SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 2

Actions Semiconductor Co., Ltd.
(Name of Issuer)

American Depositary Shares
(Title of Class of Securities)

00507E107
(CUSIP Number)

ACCRETIVE CAPITAL PARTNERS, LLC
16 Wall Street, 2nd Floor
Madison, CT 06443

RICHARD E. FEARON, JR.
16 Wall Street, 2nd Floor
Madison, CT 06443
(203) 482-5805

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,340,507 American Depositary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,340,507 American Depositary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,507 American Depositary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,340,507 American Depositary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,340,507 American Depositary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,507 American Depositary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.41%
14	TYPE OF REPORTING PERSON OO, HC

1	NAME OF REPORTING PERSONS Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,582,866[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,582,866[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,582,866[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.53%
14	TYPE OF REPORTING PERSON IN

___________________________________
1 Includes 4,340,507 American Depositary Shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager and Mr. Fearon is the managing member of Accretive Capital Management, LLC.

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates the statement on Schedule 13D filed on December 3, 2014 as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by: (i) Accretive Capital Partners, LLC an Illinois limited liability company (“ACP”); (ii) Accretive Capital Management, LLC, an Illinois limited liability company (“ACM”); and (iii) Richard E. Fearon, Jr., a citizen of the United States (together with ACP and ACM, the “Reporting Persons”) and relates to the American Depositary Shares (the “Shares”) of Actions Semiconductor Co., Ltd., a Cayman Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, The People’s Republic of China.

The purpose of this Amendment No. 2 is: (i) to amend and restate the percent of class held by the Reporting Persons, which has changed since the Issuer restated its ordinary share count in the Issuer's Form 6-K filing for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 13, 2015; (ii) to amend the transactions in the Shares during the past sixty days identified in Schedule A, attached; and (iii) to correct the typographical error contained in Exhibit 99.1, which stated that Mr. Lin is Director and Chief Financial Officer of a semiconductor wafer manufacturer, United Microelectronics Corporation, and should have stated Mr. Lin was Director and Chief Financial Officer of a semiconductor wafer manufacturer, United Microelectronics Corporation.

Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

“The Reporting Persons beneficially own 5,582,866 Shares of the Issuer. The number of Shares owned by the Reporting Persons have been amended and restated to reflect transactions in the Shares during the past sixty days, which are identified in Schedule A, attached. Moreover, the Issuer has restated its ordinary share count in the Issuer's Form 6-K filing for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 13, 2015. As a result of this restatement, the Shares owned by the Reporting Persons now represent a lower percentage of the outstanding shares of the Issuer than reported in Amendment No. 1. Specifically, the Shares owned by the Reporting Persons now represent approximately 9.53% of the ordinary shares outstanding, based on 58,611,190 Shares outstanding as of March 31, 2015, which is the total number of Shares outstanding, based on 351,667,139 ordinary shares of the Issuer, as reported in the Issuer’s 6-K filing for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 13, 2015.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“The aggregate percentage of Shares reported owned by each person named herein is based upon 58,611,190 Shares outstanding as of March 31, 2015, which is the total number of Shares outstanding, based on 351,667,139 ordinary shares of the Issuer outstanding, as reported in the Issuer’s 6-K filing for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 13, 2015.

A.	Each of ACP and ACM:

	(a)	Amount beneficially owned: 4,340,507

Percentage: 7.41%

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 4,340,507
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 4,340,507

(c)	The transactions in the Shares by ACP and ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Fearon:

	(a)	Amount beneficially owned: 5,582,866

Percentage: 9.53%

	(b)	1.	Sole power to vote or direct vote: 5,582,866
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 5,582,866
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by Mr. Fearon during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 5,582,866 Shares, constituting approximately 9.53% of the Shares outstanding, are reported in this Amendment No. 2.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

	(e)	Not applicable.

Item 7.	Material to be Filed as an Exhibit.

Item 7 of the Original Schedule 13D is hereby replaced with the following Exhibit 99.1 to reflect: (i) the amendment and restatement of the percent of class held by the Reporting Persons, which has changed since the Issuer restated its ordinary share count in the Issuer's Form 6-K filing for the period ended March 31, 2015, filed with the Securities and Exchange Commission on May 13, 2015 and due to transactions by the Reporting Persons in the Shares during the past sixty days identified in Schedule A, attached; and (ii) the correction of the typographical error contained in Exhibit 99.1, which stated that Mr. Lin is Director and Chief Financial Officer of a semiconductor wafer manufacturer, United Microelectronics Corporation, and should have stated Mr. Lin was Director and Chief Financial Officer of a semiconductor wafer manufacturer, United Microelectronics Corporation:

Exhibit 99.1	An Open Letter to the Board of Directors of Actions Semiconductor Co., Ltd., dated May 14, 2015 by Accretive Capital Management, LLC

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 14, 2015

ACCRETIVE CAPITAL PARTNERS, LLC
By:	Accretive Capital Management, LLC, its managing member

By:	/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

ACCRETIVE CAPITAL MANAGEMENT, LLC

/s/ Richard E. Fearon, Jr.
Name: Richard E. Fearon, Jr.
Title: Managing Member

/s/ Richard E. Fearon, Jr.
Richard E. Fearon, Jr.

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock	Price Per	Date of
Purchased/(Sold)	Share($)	Purchase/(Sale)

ACCRETIVE CAPITAL PARTNERS, LLC

2,450	$1.49	3/19/2015
1,000	$1.50	3/20/2015
376	$1.47	3/25/2015
400	$1.49	3/27/2015
1,182	$1.48	3/30/2015
2,962	$1.48	3/31/2015
600	$1.48	4/1/2015
2,200	$1.54	4/9/2015
5,300	$1.56	4/10/2015
6,200	$1.56	4/10/2015
1,700	$1.55	4/13/2015
9,000	$1.55	4/20/2015
646	$1.50	4/28/2015
3,900	$1.50	4/29/2015
13,454	$1.51	4/29/2015
6,154	$1.50	4/30/2015
200	$1.48	5/1/2015
5,300	$1.48	5/4/2015
200	$1.48	5/5/2015
800	$1.47	5/13/2015

RICHARD E. FEARON, JR.

None